SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Amendment to Issuance of Overseas Convertible Bonds

1. Convertible Bond Status:	The Convertible Bonds constitute direct, unconditional, unsubordinated and unsecured debt obligation in registered form

2. Aggregate face value:	Up to USD 500 million, including greenshoe option of up to USD 50 million

3. Offering for CB:	Outside of the United States in reliance on Regulation S of the Securities Act of 1933.

4. Listing :	Singapore Exchange

5. Use of proceeds:	General corporate purpose including capital expenditures

6. Interest rate

A. Coupon rate:	Zero Coupon

B. Yield to maturity:	3.125% per annum

7. Maturity date:	April 18, 2012

8. Method of principal repayment

A. Repayment on maturity date:	Unless previously redeemed, repurchased and cancelled, or converted, the Bonds will be redeemed at 116.77% of the principal amount.

B. Put option:	Any holder of convertible bonds is entitled to exercise its put option on the day after 3 years from the issuance date at 109.75% of the principal amount.

C. Call option:	LPL is entitled to exercise a call option after 3 years from the closing date at the amount of the principal and interests (calculated by 3.125% of the yield to maturity) from the closing date to the repayment date. (Call option can be exercised only when the market price of the Common Shares on at least each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds 130% of the conversion price.)

9. Terms of conversion

A. Conversion ratio:	100%

B. Conversion price:	KRW 49,070 / share

C. Class of shares issuable upon conversion:	Registered common shares

D. The number of shares issuable upon conversion:	10,464,234 shares (including 951,294 shares when greenshoe option is fully exercised)

E. Conversion period:	From April 19, 2008 to April 3, 2012

10. Pricing date:	April 11, 2007

11. Closing date:	April 18, 2007

12. Bookrunner:	Morgan Stanley & Co. International Limited

13. Others

A.	The above aggregate face value of the convertible bonds includes the greenshoe option which gives the bookrunner the right to purchase additionally up to USD 50 million of the convertible bonds.

B.	Korean residents, as defined in the Foreign Exchange Transaction Law of Korea, are prohibited from acquiring or exercising any rights under the convertible bonds within a 1 year period from the date of issuance of the convertible bonds.

C.	The CB will be originally issued in registered form, in principal amount of USD 100,000 or an integral thereof.

D.	Lock-up obligation for 90 days after the date of purchase agreement shall be applied to LG.Philips LCD, LG Electronics and Philips Electronics.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: April 12, 2007	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer